02 FEB 15 ...

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SUZANO

Companhia Suzano Papel e Celulose

SUPPL

PROCESSED
FEB 2 5 2002
THOMSON FINANCIAL

dlw 2/15

FINANCIAL STATEMENTS

September 30, 2001

DECLARED BY THE UN AS THE INTERNATIONAL YEAR OF VOLUNTEERS, 2001 IS REVEALING A SPECIAL CHAPTER IN THE HISTORY OF SOCIAL RESPONSIBILITY. INSPIRED BY SMALL AND SIGNIFICANT DEEDS, SLOWLY EVERYBODY LEARNS TO INCORPORATE THE RESPECT TO DIVERSITY AS A FUNDAMENTAL ELEMENT IN THE CONSTRUCTION OF A WORLD WITH NO PREJUDICES AND WITH NO EXCLUSIONS. DUE TO THE FACTS AND WITH CONCRETE ACTIONS, CIA. SUZANO DAILY FULFILS ITS ROLE.


SUZANO
SUZANO





McDia Feliz
For the third time in a row, Cia. Suzano took part in the McDia Feliz (Happy McDay), campaign held by McDonald's to support institutions that treat children with cancer. In addition to sponsoring three outlets, located in São Paulo, Suzano and Mogi das Cruzes, Suzano stimulated the selling of Big Mac by giving a prize: a packet of 20 sheets of Report Senninha.


UNIVERSIDADE

Rui Barbosa Community Library
Rui Barbosa, located at 300 km from Salvador, was the first of the 12 Community Libraries Ler é Preciso (Reading is Necessary) that will be opened in the State of Bahia. The initiative is a result of the partnership between the Ecofuturo Institute, Bahia Sul Celulose, the Secretariat of Culture and Tourism of the State of Bahia and the Fundação Nacional do Livro Infantil e Juvenil (National Children and Teenager's Book Foundation), whose objective is to democratise the access to books in the poor regions of the State, investing in forming the habit of reading, benefiting 315 thousand people.

"Ler é Preciso" (Reading is Necessary) Seal
Live University: Diary of a Dean, by Jacques Marcovitch (former dean of USP). Transforming dreams into action. This book is one more. When it has the "Ler é Preciso" seal, the author and publishing company reserve 1% of the income of the sale of the product for the works of the project.

Suzano's Choir
Since June, 1999, a group of employees is dedicating time, talent and voice to offer the general public a high quality spectacle. Twice a week, 80 participants from the most various areas gather together for a very special activity: to sing.



To Study is to Grow
The proposal of the programme, launched in May, 2000, is to stimulate the school performance of the employees' children. The "To Study is to Grow" programme is in its second year. Up to now, 2,120 people have been registered, a number already greater than that of last year.

Senninha – New Packaging
Report Senninha's new packaging was launched during the School Fair, which took place in the city of São Paulo. The objective was to give greater visibility to the benefit offered to the Ayrton Senna Institute, showing once more that it is possible to align core business with social core. Exclusive for children, in the recently launched site www.reportsenninha.com.br, it is possible to find games, drawings to paint and several other activities.


REPORT
100
75

COMPANHIA SUZANO DE PAPEL E CELULOSE

The third quarter was marked by the wave of uncertainty that engulfed the world economy after the terrorist attacks suffered by the United States, the consequences of which are still difficult to measure. With Argentina showing visible signs of weakness, the internal scenario became propitious to speculations with the American dollar. Despite the many attempts made by the monetary authorities to fight off what was considered a speculative increase, none of the measures adopted had a lasting effect on the exchange rate that continued its ascending trend, reaching an accumulated increase of 36.6% up to September.

The pulp and paper segment did not come out unscathed of all these events. The Company, however, always attentive to the offer and demand trends, quickly directed to the export market a greater volume of paper than that sold for the same period last year, taking advantage of better exchange parity, a fact that persists since the second quarter of this year. The accumulated volumes of paper sales in the nine-month period, boosted by exports, were up 2.1% compared to those for the previous year.

The petrochemical sector was also affected by the events mentioned above, by the energy-saving program, the increase in the interest rates and instability of the exchange rates, all of which contributed to the slowdown in the activities of this industrial segment. On the other hand, the currency devaluation did not have such a positive impact on export sales during the period because there was a retraction in the world petrochemical market. Notwithstanding this scenario, the associated petrochemical companies recorded a reasonably satisfactory performance during the quarter.

PULP AND PAPER INDUSTRY

PRODUCTION AND MARKET – FIRST NINE MONTHS OF 2001

Production Volumes

In thousand tons	Suzano	Bahia Sul	Total production
Pulp	302	426	728
Printing and writing paper	202	153	355
Coated Paper	52	-	52
High Quality Board	135	-	135
TOTAL PAPER	**389**	**153**	**542**

Sales Volumes

In thousand tons	Suzano			Bahia Sul			Suzano+ Bahia Sul		
	I.M.	E.M.	Total	I.M.	E.M.	Total	I.M.	E.M.	Total
Printing/writing paper	110	87	197	97	61	158	207	148	355
Coated Paper	48	6	54	-	-	-	48	6	54
High Quality Board	99	38	137	-	-	-	99	38	137
Total paper	**257**	**131**	**388**	**97**	**61**	**158**	**354**	**192**	**546**
Pulp	6	-	6	40	271	311	46	271	317
TOTAL	**263**	**131**	**394**	**137**	**332**	**469**	**400**	**463**	**863**

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP

During the quarter, the main producers were successful in their attempts to regulate world inventories that returned to the level of 1.5 million tons by the end of September; this was considered a balanced volume, and prices have started to show some signs of recovery. In fact it has already been announced that in the beginning of October there will be a small price adjustment in the major consumer markets. The turbulent conjuncture of the international market does not allow any prediction on how the prices are going to behave during the next months, since this depends on the recovery trends of the world economy.

The Suzano's pulp plant operated nearly at its nominal capacity of 420 thousand tons/year, reaching a production of 106 thousand tons in this quarter. The accumulated production for the nine-month period was 302 thousand tons. Pulp sales totaled 6 thousand tons, totally directed to the domestic market.

PAPER AND HIGH QUALITY BOARD

Production volume in the third quarter was 135 thousand tons, with 389 thousand tons accumulated in nine months, up 2.6% compared to the same period in the previous year. The total sales volume of 388 thousand tons accumulated until September, was 2.0% higher than the accumulated sales for the same period in 2000.

The average prices, in Reais, for both the domestic market and exports, were above those for the previous quarter.

RESULTS

Net sales and services increased from an accumulated value of R$ 656.1 million in nine months in 2000 to R$ 730.4 million in the same period this year, with a growth of 11.3%. The sales mix in the domestic and international markets, the greater volume of paper sales and the improved level of the prices in Reais during the period, accounted for this increase, despite the reduction of nearly 19 thousand tons in the pulp sales.

Costs of products sold of R$ 454.9 million, up 19% compared to the accumulated value for the nine-month period of the previous year, were influenced by the adjustment in the margins of raw materials, increased fixed costs, electricity rates and greater maintenance costs during the plant downtime occurred in the second quarter of this year. However, when comparing only the second quarter with the third one, an expressive reduction is noted in the production costs causing an increase of 39.8% in the margin for the third quarter, the best margin recorded this year.

The Results (Gross Profit less Sales and Administrative Expenses – EBIT) decreased from R$ 198.9 million to R$ 179.1 million, due to the increase in the sales and administrative expenses. Operational cash flow generation, measured by the "EBITDA", dropped from R$ 245.0 million to R$ 228.5 million in the first nine months, with a reduction of 6.8%. However, the comparison between the second and third quarters of this year, shows that there was an improvement of around 24.3% with the EBITDA increasing from R$ 71.6 million to R$ 89.0 million.

Net financial expenses increased from R$ 57.6 million to R$ 434.2 million, mostly because of the 36.6% variation in the exchange due to

the increased liabilities resulting from the partial funding for the acquisition of Bahia Sul. On the other hand, the appreciation of the dollar in relation to the Real had a positive impact on the financial income from investments of the controlled company, Suzanopar Investimentos Ltd., which are influenced by the exchange variation; therefore, the equity interest result of Suzanopar reached an amount of R$ 377.9 million.

Total equity interest result was R$ 385.0 million, as described in the Explanatory Note Nº 6, and according to the performance of the companies reported below.

The comparison of the nine-month period shows a reduction in the net results from R$ 264.8 million in 2000 to R$ 197.6 million this year.

SUBSIDIARY/AFFILIATED COMPANIES

Bahia Sul Celulose S.A.

Total production in the first nine months of 2001 reached 448 thousand tons, up 1% compared to the same period of the previous year, with 295 thousand tons of market pulp and 153 thousand tons of paper.

The accumulated volume of pulp and paper sold until September, was 469 thousand tons, up 3.6% compared to the same period of 2000. Of this total, 311 thousand tons were pulp sales (87% to the export market) and 158 thousand tons were sales of paper (39% to the export market). The Net sales and services accumulated was R$ 572.6 million, remaining at the same level recorded for the same period of the previous year.

The average unit cost of the products sold presented an increase of 18.1% compared to the same period of the previous year.

Operational cash generation, measured by the EBITDA reached R$ 287.3 million in the nine-month period, down 17% compared to the accumulated value for the previous year.

Net sales and services increased from an accumulated value of R$ 656.1 million in nine months in 2000 to R$ 730.4 million in the same period this year, with a growth of 11.3%.

The "Net Debt/EBITDA ratio (annualized)" increased from 1.71 at the end of September 2000 to 3.12 in the quarter ended in September 2001. This variation results from the increased indebtedness relative to the US$ 125 million funding operation entered for acquisition of equity interest in Portucel, as informed below in Subsequent Events.

In August 2001, the company started-up in the Cortadeiras operation, a project that required investments of US$ 13 million, with folio-size paper cutting capacity of 90 thousand tons/year.

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A.

PETROCHEMICAL COMPANIES

SPP Nemo S.A. Industrial e Comercial Exportadora
Politeno Indústria e Comércio S.A.

In the third quarter Politeno recorded an increase of 5% in its sales of polyethylenes to the domestic market, compared to the same period in 2000, reaching a new record in its internal sales. Exports decreased 4% compared to the same period in the previous year due to the re-routing to the domestic market of products intended for export sales, as well as the retraction in the demand from Argentina, a major buyer market of Politeno products.

Prices in Reais during the 3rd quarter of this year were 9% higher than those for the previous year; this was due to the exchange devaluation occurred in the last months of this year and the partial transfer to its customers of the increase in the price of raw materials.

Suzano Química Ltda.
Rio Polímeros S.A.

During the 3rd quarter the company finished structuring the loan package for funding the Rio Polímeros venture, a significant advance for the accomplishment of this project. Credit facilities have already been approved by the three institutions involved, BNDES, US-Eximbank and the Italian agency SACE. The main loan agreements will be executed shortly and the credit facilities should be available before the end of the year.

Two major contracts that already add value to the project have been executed by the company during the 3rd quarter: 1) the contract for the future export of polyethylenes with the American trading company Vinmar, for the purchase of 150 thousand tons/year of polyethylenes in the four first years of operation of Rio Polímeros and 100 thousand tons/year in the six years following, according to the requirements of the organizations that are funding the project; and 2) the agreement for rendering packaging and shipping services with the Belgium company Katoen Natie, with large experience in similar operations in the Brazilian petrochemical sector.

Polibrasil Participações S.A.
Polipropileno S.A.
Polibrasil Resinas S.A.

In spite of the slowdown observed during the 3rd quarter of 2001 in part of the Brazilian transformation industry, Polibrasil recorded an increase of 2% in its domestic sales of polypropylene resins compared to the same period in 2000; basically this occurred because some important segments managed to maintain a high level of industrial activity, such as the manufacturers of raffia for bags used for agricultural products and threads and fibers for non-woven products.

In the foreign market, the retraction of the American economy has caused a chain reaction in the international petrochemical industry, especially in the segment of thermoplastics, which includes the polypropylene resin. The situation deteriorated with the withdrawal from the international market – even if temporarily – of China, the world largest buyer of resins and main exporter of plastic products to the USA. This caused a significant increase in world inventories, directly affecting the international prices of resin.

When expressed in Reais, and compared with the figures recorded for the 3rd quarter of 2000, selling prices of Polibrasil had an increase of 10%, due to the exchange devaluation occurred in the last months of the year.

The construction of the new industrial complex in Mauá (SP) proceeded during the third quarter of 2001; this includes a polypropylene production plant with capacity of 300,000 tons/year, a propane separation unit and the logistic structure for shipment of the product. These units should begin operations by the end of 2002, according to the project schedule.

Petroflex Indústria e Comércio S.A.

Total sales of elastomers during the 3rd quarter of 2001 remained about 13% below the volume sold in the same period in 2000; this was a result not only of the general aspects already mentioned, such as the

slowdown in the Brazilian economy, devaluation of the real, pressure on interest rates and the energy-saving program, but also of the surplus offer of synthetic rubber in the international market, especially in the USA and Asia. The Company's commercial strategy of giving priority to adequate margins, in detriment of larger sales volumes also contributed for the lower sales volumes in the period.

Petroflex selling prices in Reais during the 3rd quarter of 2001 presented a significant recovery of 30% compared to the same quarter in 2000, due to the appreciation of the American dollar in relation to the Real, since the 2nd quarter of 2000. The main reason for this behavior is that the Petroflex prices are based on the rubber prices in the international market and are, therefore, pegged to the dollar.

EQUITY SITUATION

Total generation of funds up to September was R$ 1.016.7 million, of which R$ 70.1 million were own funds, complemented by other resources amounting to R$ 946.6 million, mainly from inter-company loans contracts, export prepayment facilities in the amount of US$ 200 million and write-off of long-term assets.

The main investments were directed to:

- Property, Plant and Equipment – in the amount of R$ 93.5 million, of which R$ 14.4 million in reforestation and the rest, basically, in projects for process and quality improvement.
- Investments, in the amount of R$ 719.2 million, of which R$ 718.7 million were for the acquisition of 32% of the capital of the subsidiary Bahia Sul Celulose S.A.
- Long-Term Receivables – A total of R$ 56.3 million was invested, mainly advance payments for future capital increase in the subsidiary company SPP Nemo (R$ 30.2 million) and Suzano Química (R$ 20.4 million) directed to Rio Polímeros.

Operational cash flow generation, measured by the "EBITDA", dropped from R$ 245.0 million to R$ 228.5 million in the first nine months, with a reduction of 6.8%. The comparison between the second and third quarters of this year, shows that there was an improvement of around 24.3% with the "EBITDA" increasing from R$ 71.6 million to R$ 89.0 million.

STOCK MARKET

During the first nine months of 2001, Company shares registered in the Bolsa de Valores de São Paulo – BOVESPA reached a total volume of 1,663 transactions involving 10,410 thousand shares and a value equivalent to US$ 28.4 million. As of September 30, 2001 BOVESPA's closing value for the shares was R$ 3,70, and the shares' book value was R$ 9,24 on the same date.

The Board Meeting held on August 10, 2001 approved the payment of interest on own capital, as from August 28, in the gross amount of R$ 23.357.637,22, based on the results assessed on June 30, 2001, corresponding to interest on gross values of R$ 0,10 per common share and R$ 0,11 per preferred share.

SUBSEQUENT EVENT

RELEVANT FACT OF SEPTEMBER 26, 2001
THE REORGANIZATION OF THE SUZANO COMPANIES

Since 1997, as was widely announced on the market, the Company concentrated the focus of its activities on the areas of pulp, paper and petrochemicals.

To this end, it disposed of assets not aligned with such strategic objectives and, in May this year, it acquired the share control of Bahia Sul, the first company in the world in the pulp and paper area to receive ISO 14001 certification, and the only Brazilian company awarded, in June 2000, the Environmental Excellence prize, conferred by the United Nations Organization.

With last-generation equipment and conveniently located forests, Bahia Sul became an example of operational efficiency and a benchmark for costs in the industry.

Since this acquisition, the Management of the two companies has focused their efforts on the identification of all the possible synergies and on the adoption of best business practices.

In order to improve business development in the two companies and grant greater transparency to their results, the Management of Suzano and Bahia Sul informed the market about the following measures to be adopted in each one of them:

1. The implementation of a **unified management** as of the 2nd of October, for the **areas of pulp and paper**. Thus, the same officers will be elected to form the Managing Board of each one of the respective companies, performing identical functions in them, subject to compliance with all legal requirements.

As a consequence, we shall have economies of scale and will be able to make the best use of all synergies arising from the optimization of the operation and the sharing of best practices.

2. Analysis of the convenience and opportunity for an independent **legal entity** to hold its investments in the **petrochemical area**, in the form of a publicly held authorized capital company, through legal and corporate procedures under study, in order to grant greater flexibility, dynamism, and autonomy to this activity.

The expected result is the strengthening of this area of activity, with greater transparency and better understanding of its performance in accordance with the strategic decision to concentrate investments in the Southeast Region, with special attention to the Rio Polimeros and Polibrasil projects for which all the necessary capital resources are already secured.

3. Analysis of the convenience and opportunity of making a **public offer for the purchase of the outstanding preferred shares of Bahia Sul** in the market. For such, **the capital stock of Suzano would be increased and paid up by the purchasers of the shares of the public offer**, who would then become Suzano shareholders.

This will allow a better understanding of the business and the increase of the free float, to the benefit of the shareholders, and will serve as a facilitator for Security Exchange Commission – SEC – in order to obtain Level II ADRs.

The Directors of Suzano and Bahia Sul wish to clarify that before the implementation of the measures presently under study, all the terms and obligations of the existing agreements will be considered, including loan agreements and those referring to the project finance operation for implementation of the Rio Polimeros project that is in final contracting stage.

If the studies confirm the convenience and opportunity of proceeding with the above mentioned operations, the market will be promptly informed, including the details for the execution of the referred projects, in strict compliance with all legal regulations in force, fully assuring the rights and interests of the shareholders of both companies.

Aiming at strengthening their presence worldwide, thus obtaining better competitive conditions in the global market, Suzano and Bahia

Sul informed that they would be participating in the privatization of Portucel – a wood pulp and paper production company – based in Portugal.

Investment in Portugal

Companhia Suzano de Papel e Celulose (Suzano) informed its shareholders and the market in general that **it decided to participate in the privatization process of Portucel** – Empresa Produtora de Pasta e Papel S.A., to be carried out by the Government of Portugal and due to occur in the first quarter of 2002.

For this purpose, Suzano executed a Memorandum of Understanding with Sonae SGPS (Sonae) and with Sonae Produtos e Derivados Florestais SGPS S.A. (SPDF), whereby Suzano acquired the right, on its own behalf or on behalf of its subsidiaries, to make, together with Sonae, capital investments in SPDF allowing the latter to subscribe new shares relative to the capital increase or to acquire current outstanding shares issued by Portucel, as well as to participate in the privatization process of Portucel.

Suzano intends to make these capital investments in SPDF through its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), which, when the capitalization process of SPDF is completed, will hold 49.99% of the capital of SPDF, while Sonae will own 50.01%. In view of this capital structure and of the Shareholders' Agreement foreseen in the Memorandum of Understanding, Bahia Sul will also have co-participation in the management of Portucel.

Companhia Suzano de Papel e Celulose informed its shareholders and the market in general that it decided to participate in the privatization process of Portucel – Empresa Produtora de Pasta e Papel S.A.

Currently SPDF owns 18.01% of the capital stock of Portucel and, after the subscription of the capital increase, the closing date of which was on the 24th of September, it will subscribe any remnant shares, to significantly increase its share ownership in Portucel.

The total estimated investment to be made by Bahia Sul in SPDF amounts to two hundred and fifty million euros (EUR 250,000,000.00). The final conclusion of this transaction depends on the implementation of certain conditions foreseen in the Memorandum of Understanding, among which is the subscribing, by SPDF, of Portucel shares in its privatization auction, to assure the ownership of its shareholding control, as well as the approval by the Brazilian Central Bank of the remittance of the amounts required for concluding this investment transaction.

Bahia Sul – Quality Champion

Bahia Sul was the great winner of the National Quality Prize (PNQ), version 2001. Companies of all sizes and engaged in a number of different activities are becoming increasingly aware of the importance of the pursuit of excellence for their products and services, in order to become really competitive in the global market. Created in 1991 by 39 public and private companies to promote awareness regarding quality and productivity among the Brazilian corporate segment, and to disclose information about successful practices of organizational management, the "Fundação para o Prêmio Nacional da Qualidade (FPNQ)" created and manages the National Quality Prize (PNQ), that gives annual recognition to the best corporate experiences in Brazil, in the pursuit of excellence for their products and services.

The award ceremony is scheduled for the 12th of November and President Fernando Henrique Cardoso is expected to be present.

In addition to Bahia Sul, current winner of the prize, Politeno, one of Suzano's affiliates was one of the three companies shortlisted.

SOCIAL RESPONSIBILITY

The Company has invested, during the last quarter, R$ 130,000.00 in social works, directed towards supporting the treatment of children with cancer, having taken part, for the fourth year in a row, in the McDia Feliz (Happy McDay) event, adopting three outlets, one in the city of São Paulo, another two in Suzano and Mogi das Cruzes, where Suzano's plants are located; as well as the implementation of the Ecofuturo activities, highlighting the Essay Writing Competition "A Turma do Folclore e Eu em Defesa do Meio Ambiente" (The Folklore Group and I in Defence of the Environment), which received 3,600 essays from children and teenagers from all over Brazil, it was conceived to stimulate creative critical expression: indispensable elements for a consistent education.

OUTLOOK

The attention of the world markets are focused on the developments arising from the reaction of the American government to the events described in the beginning of this report and the emergency measures taken to minimize the crisis in Argentina and to restore the country's credibility and pull it out of recession. The instability of the exchange market increases the aversion to risk, placing the market in a dilemma, which is reflected on the exchange rates of the American dollar. The devaluation of the Real continues to be the main concern of the monetary authorities right now, because of all its effects, already experienced, on inflation and public expenditures, aggravated by the cut down in the flow of external funding for emergent countries. For the 4th consecutive month the Political Monetary Committee decided to maintain stable the interest rate. Apparently, a general view that begins to be accepted is that the monetary policy cannot depend only on higher interest rates, as this would hinder economic growth. Despite this picture, the last measures announced by the Company are an evidence of the efforts being made to overcome such difficulties. Through these measures we will concentrate our business focus in the industrial areas of pulp and paper and petrochemicals, in order to obtain the best possible results in each of these activities, and maintain the continuous improvement and high performance of our professionals, maximizing the return on the capital investments. These measures, foreseen in the strategic plans, together with the ongoing efforts for streamlining the operations, and the retrofitting and modernization of our productive assets, reinforce the major objective of the Company, which is to provide adequate investment returns to its shareholders, assure customer satisfaction, and value its employees, according to the sound principles of corporate governance and transparent information disclosure, that are essential to strengthen the stock market.

The actions announced are of great strategic relevance to make the Suzano companies major players in the world pulp and paper market, and to provide the petrochemical activity with the managerial and financial resources required for its expansion.

The new course taken show, above all, the capacity of a Brazilian company to give a prompt, strong and prudent answer to the momentous challenges of a time when trusting in our country is a citizenship duty.

BALANCE SHEETS
(In thousands of Reais - R$)

ASSETS

	09.30.01	12.31.00
CURRENT ASSETS		
Cash and cash equivalents	17,305	2,582
Marketable securities	66,294	71,519
Trade accounts receivable	181,219	114,371
Other debtors	12,208	12,541
Inventories	104,602	90,777
Deferred and recoverable taxes	134,983	60,219
Prepaid expenses	6,186	3,997
	522,797	356,006
NONCURRENT ASSETS		
Related companies	142,657	97,026
Deferred taxes	1,122	279
Other debtors	12,202	8,433
	155,981	105,738
PERMANENT ASSETS		
Investments	2,872,137	1,778,989
Property, plant and equipment	653,110	609,456
Deferred charges	5,386	1,999
	3,530,633	2,390,444
	4,209,411	2,852,188

LIABILITIES AND SHAREHOLDERS' EQUITY

	09.30.01	12.31.00
CURRENT LIABILITIES		
Loans and financing	569,791	299,404
Trade accounts payable	53,251	44,586
Taxes payable other than on income	5,099	5,005
Accrued salaries and payroll taxes	28,319	22,626
Related parties	8,033	7,431
Other accounts payable	7,812	6,059
Dividends payable	97	26,069
Deferred income and social contribution taxes		31,083
	672,402	442,263
NONCURRENT LIABILITIES		
Loans and financing	844,193	307,353
Deferred income and social contribution taxes	163,020	145,267
Related companies	452,082	47,140
Provision for contingencies	37,204	42,093
	1,496,499	541,853
SHAREHOLDERS' EQUITY		
Share capital	848,327	672,000
Capital reserves	23,774	23,774
Revaluation reserves	56,023	62,237
Appropriated retained earnings	931,912	1,110,061
Retained earnings	180,474	
	2,040,510	1,868,072
	4,209,411	2,852,188

STATEMENTS OF INCOME
(In thousands of Reais - R$)

	Nine months ended September 30,	
	2001	2000
Gross sales and services	842,520	766,548
Sales taxes	(112,079)	(110,444)
Net sales and services	730,441	656,104
Cost of products sold and services rendered	(454,887)	(382,267)
Gross profit	275,554	273,837
Selling expenses	(43,034)	(33,601)
General and administrative expenses	(46,055)	(38,272)
Directors' fees	(7,363)	(3,067)
Financial expenses	(208,022)	(89,935)
Financial income	29,170	13,091
Exchange expenses, net	(278,694)	(10,996)
Equity interest in subsidaries and affiliates	384,980	164,534
Amortization of negative goodwill		(2,002)
Operating income	106,536	273,589
Nonoperating income (expense)	(2,460)	7,475
Income before social contribution and income taxes	104,076	281,064
Social contribution tax	20,276	(10,323)
Income tax	56,978	(28,910)
Income before profit sharing	181,330	241,831
Employee profit sharing scheme	(7,070)	(7,335)
Income before interest on shareholders' equity	174,260	234,496
Reversal of interest on shareholders' equity	23,358	30,260
Net income for the period	197,618	264,756
Net income per share - R$	0,893	1,196
Shares outstanding at the end of the period	221,194,380	221,419,380

STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais - R$)

	Nine months ended September 30,	
	2001	2000
SOURCES OF FUNDS		
From operations		
Net income for the period	197,618	264,756
Items not requiring (providing) working capital:		
• Depreciation, depletion and amortization	49,359	46,117
• Net book value of permanent assets disposed	151	11,832
• Deferred taxes	17,753	(3,279)
• Equity interest in subsidiaries and affiliates	(384,980)	(164,534)
• Dividends from affiliates and subsidiaries	10,910	17,066
• Gain on dilution of investments in affiliates	(34)	(1,824)
• Amortization of negative goodwill		2,002
• Provisions (reversal)	(4,889)	10,784
• Monetary variation of noncurrent assets and liabilities	184,231	4,474
	70,119	187,394
Other sources		
• Increase of noncurrent loans	932,259	62,921
• Decrease in noncurrent assets	14,321	4,702
	946,580	67,623
TOTAL SOURCES	1,016,699	255,017
APPLICATION OF FUNDS		
Additions to permanent assets		
Property, plant and equipment	93,496	62,485
Investments	719,196	
Deferred charges	2,904	725
	815,596	63,210
Increase in noncurrent assets	56,276	8,616
Decrease in noncurrent loans	182,995	86,142
Interest on shareholders' equity	23,358	30,260
Dividends	260	24
Treasury shares	1,562	8,092
TOTAL APPLICATIONS	1,080,047	196,344
(DECREASE) INCREASE IN WORKING CAPITAL	(63,348)	58,673
Current assets	166,791	75,959
Current liabilities	230,139	17,286

(In thousands of Reais – R$)

1 - FINANCIAL STATEMENTS

The financial statements for the nine months ending September 30, 2001 were prepared in accordance with the Brazilian Corporation Law and relevant Securities and Exchange Commission (CVM) rules, applying the same accounting practices used for the annual financial statements for the year ended December 31, 2000.

2 - MAIN BALANCE SHEET ACCOUNTS

Trade accounts receivable		
Domestic customers	193,966	192,857
Foreign customers	82,333	46,893
Advance on exchange contracts	(82,333)	(46,893)
(-) Vendor operations		(65,725)
(-) Allowance for bad debts	(12,747)	(12,761)
	181,219	114,371
Inventories		
Finished goods	38,661	33,368
Work-in-progress	7,959	6,383
Raw materials	26,110	25,806
Maintenance and miscellaneous materials	31,872	25,220
	104,602	90,777
Property, plant and equipment		
Cost	1,455,478	1,377,161
Accumulated depreciation	(802,368)	(767,705)
	653,110	609,456

Loans and financing

BNDES	TJLP	9.3% to 11% p.a.	23,612	79,266	108,704
BNDES	US$	5% p.a.	7,136		10,339
FINAME	TJLP	9% to 10.75% p.a.	5,849	15,002	14,476
Imports	US$	5.1% to 8.75% p.a.	16,694	7,482	11,027
Investments-Petroflex	IGPM	4.5% p.a.	20,187		28,149
Investments-Politeno	TJLP	6.5% p.a.	3,906	22,595	30,311
Advances on Foreign Exchange Contracts	US$	5% to 6% p.a.	158,367		16,794
Eurobonus	US$	10.25% p.a.	224,291		160,173
Securitization (1)	US$	LIBOR + 2% to 9% p.a.	92,260	693,136	192,839
Non convertible Debentures	ANBID	ANBID + 1.5% p.a.	17,352		33,945
Foreign loans	US$	9.2128% p.a.	137	26,712	
Total debt			569,791	844,193	606,757
The loans and financing mature as follows:					
2001				317,891	299,404
2002				416,725	87,395
2003				255,860	67,899
2004				244,334	108,265
2005 onwards				179,174	43,794
				1,413,984	606,757

(1) On july 25, 2001, the Company obtained an external loan - structured export prepaid loan - of US$ 200 million, maturing in july/2006, with Libor (3 months) plus interest of 1.875% p.a These resources, plus part of the resources obtained from the transfer from the parent company were used to liquidate the promissory notes issued in May, for payment of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A..

Debt with the parent company

On 07.05.2001, the parent company NemoFeffer S.A. transferred to this Company a loan obtained overseas of R$ 355,404, equivalent to US$ 160 million, with the Company assuming the obligation to reimburse NemoFeffer S.A. for all of the costs and charges it incurs. The loan obtained by NemoFeffer S. A. matures as a single payment in October 2006, bearing interest of 7.90% p.a.

3 - INVESTMENTS

[redacted]

Subsidiaries and affiliates				
Suzanopar Investimentos Ltd.	1,241,614	863,751	377,864	47,673
Bahia Sul Celulose S.A. (1)	1,021,306	580,654	(5,250)	71,077
Suzano Química Ltda.	181,913	179,193	2,720	17,463
Politeno Indústria e Comércio S.A.				28,777
Comercial e Agrícola Paineiras Ltda.	11,334	11,720	(386)	(370)
SPP- Nemo S/A. Industrial e Comercial Export.	131,888	121,855	10,032	
Suzano Telecom Ltda.	1	1		
Other				(86)
Total	2,588,056	1,757,174	384,980	164,534
Other investments	16,690	16,490		
Goodwill (discount) – net	267,391	5,325		(2,002)
TOTAL	2,872,137	1,778,989	384,980	162,532

(1) On 07.05.2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A., and now holds 100% of the voting capital and 72.71% of the total capital.

Investments in the subsidiary Suzano Química Ltda.				
Polibrasil Participações S.A.	138,870	124,220	4,854	15,017
Petroflex Indústria e Comércio S.A.	24,373	23,016	1,357	(1,550)
Polipropileno Participações S.A.	28,003	31,481	(3,478)	4,004
Rio Polímeros S.A.	37,876	17,544		
Total	229,122	196,261	2,733	17,471
Unamortized discount – Petroflex	(17,593)	(17,594)		
TOTAL	211,529	178,667	2,733	17,471

Investments in the subsidiary SPP-Nemo S.A. Industrial e Comercial Exportadora			
Politeno Indústria e Comércio S.A.	137,717	126,403	16,037
Stenfar S.A. Indl. Coml. Imp. Exp.	10,545	9,347	1,198
Nemo International	9,312	6,765	2,548
Company in investment account		5,527	(420)
TOTAL	157,574	148,042	19,363

4 - INCOME AND SOCIAL CONTRIBUTION TAXES

Income tax – calculated at the rate of 15% of adjusted taxable income, plus an additional 10%.
Social contribution tax – calculated at the rate of 9% of adjusted book income.
Deferred income and social contribution taxes – calculated on income tax losses, on negative social contribution base, and on temporary differences.

5 - PROVISION FOR CONTINGENCIES

Established to cover the risks arising from labor claims (R$10,164) and tax lawsuits (R$27,040), based on the evaluations from legal advisors.

6 - TREASURY SHARES

The company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares on September 30, 2001 was R$ 14,685.

7 - CAPITAL STOCK

Capital comprises 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.
At the Extraordinary General Meeting of April 26, 2001, the capital was increased from R$ 672,000 to R$ 848,327 using R$ 176,327 from revenue reserves, without any shares being issued.

8 - FINANCIAL INSTRUMENTS

According to the CVM rule n° 235/95, the Company performed a fair market value analysis of its assets and liabilities as of September 30, 2001. No material adjustments were required.

9 - GUARANTEES

The guarantees offered to its subsidiary and affiliates, at September 30, 2001, were as follows:

[redacted]

Bahia Sul Celulose S.A.		
BNDES	240,144	151,153
Eurobonus (1)		113,197
Other		16,254
	240,144	280,604
Petroflex Indústria e Comércio S.A.	15,162	14,250
Politeno Indústria e Comércio S.A.	6,978	6,027
Polibrasil Resinas S.A.	33,472	
	295,756	300,881

(1) In July /2001, Bahia Sul Celulose S.A., through its wholly owned subsidiary Bahia Sul Trading Ltd., purchased all of the eurobonds from the issue, for the equivalent of US$ 100 million, after obtaining a loan from an overseas bank syndicate, for a period of three years, corrected by the libor plus 2.6% p.a., but, less charges of 10.625% p.a. for the repurchased eurobonds, without guarantee from the shareholders.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo – SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose as of and for the nine months ended September 30, 2001, which comprise the balance sheet, the statement of income and the statement of changes in financial position, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON – The Brazilian Institute of Independent Auditors and the Federal Council of Accounting – CFC, which included: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company, of the criteria adopted in the preparation of the quarterly financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial and operational position of the Company.

Based on our review, we are not aware of any material changes, which should be made to the aforementioned interim financial information for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), applicable to the interim financial information.

November 8, 2001

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant 1SP141128/O-2

MANAGEMENT BOARD

DAVID FEFFER
President
DANIEL FEFFER
Corporate Vice-President
ADHEMAR MAGON
Vice-President and Investor Relations Director
JOSÉ CARLOS PENTEADO MASAGÃO
Vice-President
ARMANDO GUEDES COELHO
Vice-President
SERGIO ARTHUR FERREIRA ALVES
Vice-President
PEDRO CORNACCHIONE
Director
CARLOS PONTINHA PEREIRA
Commercial Director
JOSÉ CARLOS MACEDO FERREIRA
Natural Resources and Supply Chain Director
GILBERTO GRAMORELLI ROSOLEM
Financial Director
ANTONIO CARLOS ARAÚJO
Exportation Director
JOSÉ MARCOS VETTORATO
Manufacturing Director

BOARD OF DIRECTORS

BORIS TABACOF
Chairman
AUGUSTO ESTEVES DE LIMA JUNIOR
Vice-President
ANTONIO DE SOUZA CORRÊA MEYER
Member
CLÁUDIO THOMAZ LOBO SONDER
Member
DAVID FEFFER
Member
DANIEL FEFFER
Member
JORGE FEFFER
Member

ROBERTO VERTAMATTI
Controller
ORLANDO DE SOUZA DIAS
General Controlling Manager - CRC – 1 – SP 048.141/O-3

CELSO RATTO
Accountant - CRC – 1 – SP 136.282/O-1

Manegement Report printed on Reciclato, Cia. Suzano's
100% recycled offset,
manufactured with pre and post
consumption shavings. Part of
the profit from the sale of this
product is given to the social
and environmental projects
of the Ecofuturo Institute, ONG
created by Cia. Suzano in order
to promote the sustainable
development of Brazil (9/2001).

SUZANO

CERIMÔNIA INAUGURAL DO CURSO DE ESPECIALIZAÇÃO EM PAPEL E CELULOSE

Curso de Especialização em
Papel e Celulose

USP

SUZANO

PARCERIA

SUZANO E USP: JUNTAS NA FORMAÇÃO DE PROFISSIONAIS

A cerimônia de inauguração do Curso de Especialização em Papel e Celulose teve um significado muito especial para nós por duas razões igualmente importantes.

A primeira delas é a possibilidade de renovar o entendimento da Suzano quanto à importância da integração empresa/universidade, uma tendência adotada globalmente por países com maior produção científica e tecnológica como sendo a melhor forma de manter constante atualização tecnológica.

A história de parcerias com centros de pesquisa é antiga na Suzano. Ela foi iniciada na década de 50 com a Universidade da Flórida, em Gainsville, nos Estados Unidos. Na época, a Suzano apoiou pesquisas para o desenvolvimento da tecnologia de fabricação do papel de alta qualidade com 100% de fibra de eucalipto.

Este trabalho trouxe reconhecimento internacional por seu pioneirismo e êxito. Foi o primeiro de uma série de sucessos obtidos graças a Max Feffer, empresário que homenageamos com a inauguração do Curso de Especialização em Papel e Celulose e do Centro de Estudos e Documentação que leva o seu nome.

A segunda razão é a oportunidade que temos, por meio do Curso, de compartilhar nosso know-how, promovendo o ensino e a pesquisa e apoiando na formação de profissionais. Comprometidos com o emprego da tecnologia de ponta, poderão promover crescimento em bases sustentáveis, aliando alta qualidade de produção e um rigoroso controle ambiental.

Agradeço esta oportunidade ao reitor da USP, Jacques Marcovitch, aos docentes da Poli envolvidos na elaboração do curso e aos profissionais da Suzano Armando Mesquita e Sílvia Bugajer, responsáveis pelos excelentes resultados obtidos na Divisão de Controle Ambiental da empresa e, também, co-responsáveis pelo sucesso deste trabalho.

Daniel Feffer
Vice-presidente Corporativo do Grupo Suzano



CERIMÔNIA DE INAUGURAÇÃO (E/D): PROF. ANTÔNIO MASSOLA (DIRETOR ESCOLA POLITÉCNICA), BORIS TABACOF (PRESIDENTE BRACELPA), DAVID FEFFER (PRESIDENTE GRUPO SUZANO), JACQUES MARCOVITCH (REITOR USP), PROF. VAN HAN (VICE-DIRETOR ESCOLA POLITÉCNICA), DANIEL FEFFER (VICE-PRESIDENTE CORPORATIVO SUZANO) E JOSÉ CARLOS MACEDO (DIRETOR RECURSOS NATURAIS SUZANO)



DANIEL FEFFER (EM PRIMEIRO PLANO), BORIS TABACOF E JACQUES MARCOVITCH



BORIS TABACOF



JACQUES MARCOVITCH



PLATÉIA

PARCERIA

USP E SUZANO: ASSOCIAÇÃO EM TORNO DO INSTITUTO ECOFUTURO

Olhando para a história do Grupo Suzano e da Universidade de São Paulo, veremos que ambas possuem compromissos com resultados, com valores e que, ao longo das décadas, souberam enfrentar os imponderáveis.

Têm também em comum a sensibilidade às mudanças do meio externo. Souberam, sempre, olhar para fora e incorporar os sinais de oportunidades e ameaças que deveriam ser levadas em conta em suas estratégias. As duas instituições tiveram a preocupação de construir coesão e identidade em torno de valores e de princípios.

O Grupo Suzano atua num setor altamente competitivo, com a concorrência cada vez mais globalizada e os custos de capital cada vez mais elevados. Também esse setor vive uma evolução tecnológica que hoje deve ser cada vez mais complementada por uma consciência ambiental.

Temos o privilégio de compartilhar este Curso, um projeto que, na verdade, nasceu décadas atrás, quando as relações entre o Grupo e a Universidade começaram a germinar e fizeram com que surgisse, por exemplo, o Instituto de Pesquisa e Estudos Florestais na Esalq, em Piracicaba.

Hoje, também homenageamos Max Feffer. Ele nos mostrou que homens bons sobrevivem na memória dos que testemunharam suas virtudes. Max jamais será esquecido por aqueles que o conheceram e por aqueles que, embora não o tenham conhecido, souberam de sua trajetória no campo da inovação, da cultura, na liderança empresarial e nos temas de meio ambiente.

Assim, proponho que o Grupo Suzano e a Universidade de São Paulo se associem em torno do Instituto Ecofuturo. Um grupo constituído por dirigentes da Universidade e do Grupo Suzano passará a trabalhar os temas educação e meio ambiente para viabilizar projetos pragmáticos, concretos e de resultados previsíveis, como Max gostava. Espero que possamos, dentro de um prazo razoável, começar a colher os frutos desta semente, plantada quando o Instituto nasceu, em dezembro de 1999.

Jacques Marcovitch
Reitor da Universidade de São Paulo

O Curso

Competitividade em bases sustentáveis

5 de outubro de 2001: com a aula inaugural do Curso de Especialização em Papel e Celulose, concretizou-se mais uma parceria entre o Grupo Suzano e o meio acadêmico, neste caso, a Universidade de São Paulo, por meio da Escola Politécnica. Uma parceria que reafirma a importância da integração empresa/universidade de forma diferenciada: formar profissionais altamente especializados para o mercado de papel e celulose, comprometidos com o uso de tecnologia de ponta para gerar soluções de alta qualidade e igual rigor ambiental.

O competitivo mercado de papel e celulose exige profissionais dispostos a investir na ampliação de seus conhecimentos. Acompanhar as inovações tecnológicas e especializar-se nesse segmento, por meio de um processo de educação formal, pode fazer a diferença.

O Curso de Especialização em Papel e Celulose reúne todos os requisitos – práticos e teóricos – para oferecer aos alunos o conhecimento necessário para a tomada de decisões e soluções de problemas envolvendo a fabricação de papel. Profissionais da Companhia Suzano desenvolveram o Curso juntamente com os docentes da Universidade, o que enriqueceu o programa oferecido, agregando a experiência e a tecnologia que a posicionaram na liderança desse mercado, sempre de forma inovadora.

Graduados que atuam em empresas fabricantes de papel e celulose, distribuidores, fornecedores de equipamentos e produtos químicos, engenheiros, consultores e prestadores de serviços de manutenção podem participar do Curso. No total, são 12 módulos que resultam numa carga horária total de 420 horas de aula. O prazo ideal de acompanhamento das disciplinas é de nove meses.

Centro de Estudos e Documentação Max Feffer – Além da apresentação oficial do Curso, feita no anfiteatro do Edifício Mário Covas Jr., na Cidade Universitária, foi inaugurado o Centro de Estudos e Documentação Max Feffer, que conta com uma sala informatizada para pesquisa, sala de aula e espaço de convivência. O Centro, além de ser uma ferramenta indispensável na formação desses profissionais, é uma homenagem a um dos fundadores da Suzano, grande incentivador da educação e da promoção do desenvolvimento humano.

A história da Suzano, sua postura como empresa e, principalmente, a trajetória de Max Feffer foram amplamente lembradas durante o evento. Os destaques foram para o pioneirismo em parcerias semelhantes com outras universidades, a contribuição que o Curso dará ao competitivo mercado de papel e celulose e o trabalho do Instituto Ecofuturo, organização não-governamental criada por Max Feffer, em dezembro de 1999, cujo objetivo é promover o desenvolvimento sustentável no País. Ou seja, apoiar comunidades carentes a encontrar um modelo próprio de desenvolvimento econômico, aliado ao crescimento humano, à preservação ambiental e à justiça social.





Alunos do curso

Jacques Marcovitch, Betty Feffer e Jorge Feffer

Busto de Max Feffer

Suzano

Uma marca comprometida com o desenvolvimento sustentável

Ao longo de sua história, o Grupo Suzano posicionou-se na liderança dos mercados onde atua – celulose, papel e petroquímica –, aliando crescimento econômico a preservação ambiental e justiça social.

Confira algumas práticas:

- **Recursos renováveis**

Toda celulose é extraída de florestas plantadas de eucaliptos, cultivados ao lado de matas nativas preservadas nas fazendas da Suzano.

- **Mínimo impacto ambiental**

Desde 1988 a Suzano opera com padrões de controle ambiental de rigor internacional na área industrial, o que resulta numa operação com mínima geração de impacto.

- **Relatório Interno de Meio Ambiente**

Diagnóstico que viabiliza uma rotina de planejamento de corte e implantação de novas florestas baseada em conceitos ambientais que resulta em maior proteção biológica.

- **Sensibilização conservacionista**

O primeiro projeto foi a implantação da coleta seletiva de lixo nas fazendas da Suzano. O material reciclável é vendido e a receita é doada aos centros comunitários locais.

- **Cultivo Mínimo**

Desde 1991 a Suzano não utiliza o fogo para a limpeza da área de plantio. O solo é preparado com o menor revolvimento possível. Pioneirismo atualmente aplicado pela maioria das empresas florestais.

- **Papel ECF**

Primeira empresa brasileira a substituir o cloro elementar pelo oxigênio no branqueamento do papel, reduzindo o impacto ao meio ambiente (1992).

- **Corredores Ambientais**

Técnica que permite melhores condições para o trânsito de material genético, sementes e pólen, normalmente conduzidos por animais (1999).

- **Global Compact**

Signatária do pacto elaborado durante o Fórum Econômico Mundial de Davos, em 1999, comprometendo-se a apoiar e adotar nove princípios relativos a direitos humanos, trabalhos e meio ambiente.

- **Ecofuturo**

Organização não-governamental criada em 1999 para promover o desenvolvimento sustentável no Brasil.

- **Reciclato**

Primeiro papel offset brasileiro 100% reciclado, produzido em escala industrial, lançado em abril de 2001. Parte das aparas utilizadas em sua produção é adquirida da Coopamare, Cooperativa de Catadores de Papel, que trabalha pela reinserção social do morador de rua.

Há dois anos a Cia. Suzano criou o Instituto Ecofuturo com o objetivo de promover o desenvolvimento sustentável no Brasil, ajudando comunidades carentes a buscar o desenvolvimento econômico a partir da valorização da cultura, da educação, da preservação do meio ambiente e da justiça social. O Ecofuturo é um elemento catalisador: busca aproximar e viabilizar parcerias que interfiram de forma positiva na comunidade, com sua compreensão e participação.

Atualmente, o Ecofuturo coordena os seguintes projetos:

LER É PRECISO

LER É PRECISO.

O projeto, lançado em abril de 1999, na Bienal-RJ, para incentivar o hábito da leitura, nasceu com a proposta de debater e buscar soluções para as diferentes questões que envolvem o livro em nosso País. Acreditamos que a leitura é um dos componentes básicos para transformar leitores de histórias em agentes de nossa história, na medida em que possibilita a apropriação do conhecimento, a reflexão e a crítica.

Ações: implantação de bibliotecas comunitárias, capacitação de agentes da leitura, concursos de redação e edição de obras literárias que resgatam a cultura e história nacionais. O "Ler é Preciso" conta com a parceria e assessoria da Fundação Nacional do Livro Infantil e Juvenil.

PARQUE DAS NEBLINAS

Localizado em Bertioga (SP), o Parque das Neblinas fica numa fazenda da Suzano, onde um terço da área compreende atividade produtiva. O parque será aberto para atividades relacionadas à educação ambiental e turismo ecológico, estimulando um pólo regional de desenvolvimento sustentável. É um excelente exemplo de que é possível compatibilizar preservação com crescimento econômico.

CARVOEIRO CIDADÃO

Situado no Espírito Santo, o projeto "Carvoeiro Cidadão" será implementado em parceria com a Fase – Federação de Órgãos para Assistência Social e Educacional. Será implantado um modelo de produção de carvão vegetal em bases sustentáveis, a partir da utilização de resíduos florestais, permitindo a reintegração social das famílias de carvoeiros e assegurando condições dignas de trabalho.

RIO VIVO

Em parceria com a Universidade de Ouro Preto, foi realizada uma pesquisa para diagnosticar a causa dos poucos recursos hídricos na região. Os resultados estão sendo analisados pelo Instituto Internacional de Ecologia. A partir daí, será feita uma análise sobre quais projetos poderão viabilizar o crescimento econômico e a inserção social na região do Vale do Jequitinhonha.

COOPAMARE

Cooperativa de catadores de papel criada há dez anos para promover a reinserção social do morador de rua. O apoio oferecido tem como objetivo viabilizar o incremento da atividade e conseqüente consolidação da sustentabilidade econômica da instituição, cujo trabalho contribui para a busca de solução de um grande problema ambiental das cidades: o lixo.



LER É PRECISO

VALE DO JEQUITINHONHA

PARQUE DAS NEBLINAS

CARVOEIRO CIDADÃO

COOPAMARE

SUZANO
PAPEL

Impresso em Reciclato, o offset 100% reciclado da Cia. Suzano, produzido com aparas pré e pós-consumo. Parte da renda desse produto é destinada aos projetos sociais e ambientais do Instituto Ecofuturo, ONG criada pela Cia. Suzano para promover o desenvolvimento sustentável no Brasil (11/2001).